[Letterhead of VWR International, Inc.]

December 1, 2004

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

VWR International, Inc.
Registration Statement on Form S-4 File No. 333-118658

Ladies and Gentlemen:

        Reference is made to our letter, dated November 30, 2004, pursuant to which VWR International, Inc., a Delaware corporation ("VWR"), requested that the effective date of the above-referenced Registration Statement be accelerated so as to permit it to become effective at 10:00 a.m. (EDT) on December 2, 2004, or as soon thereafter as possible, pursuant to the provisions of Rule 461 under the Securities Act of 1933, as amended.

        VWR hereby acknowledges that:

        (i)    should the Securities and Exchange Commission (the "Commission") or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

        (ii)   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve VWR from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

        (iii)  VWR may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,
/s/ STEPHEN J. KUNST Stephen J. Kunst, Esq. General Counsel VWR International, Inc.